

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 10, 2025

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

Re: Aether Infrastructure & Natural Resources Fund, et al.; (File No. 812-15732)

Dear Mr. Deringer:

By Form APP-WD filed with the Securities and Exchange Commission on April 9, 2025, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief
Chief Counsel's Office

cc: Jill Ehrlich
Kellilyn Greco, Esq., Faegre Drinker Biddle & Reath LLP
Sean Goodrich, Aether Investment Partners, LLC